Exhibit 99.1

Orion Engineered Carbons CEO buying shares of the Company

Houston - August 15, 2019 - Orion Engineered Carbons S.A. (NYSE: OEC) (the “Company“ or “Orion”), a worldwide supplier of specialty and high-performance Carbon Black, today announced that Mr. Corning F. Painter, Chief Executive Officer of the Company, has purchased a total of 80,000 common shares of the Company. The shares were acquired at an average price of $12.48 per share.

Mr. Painter previously purchased 36,950 common shares in November of 2018, shortly after he joined Orion as Chief Executive Officer and 55,000 common shares in May 2019.

Except as required by law, the Company generally does not commit to announce further acquisitions or dispositions of its common shares by its officers or directors.

About Orion Engineered Carbons S.A.
Orion is a worldwide supplier of Carbon Black. Orion group produces a broad range of Carbon Blacks that include high-performance Specialty Gas Blacks, Acetylene Blacks, Furnace Blacks, Lamp Blacks, Thermal Blacks and other Carbon Blacks that tint, colorize and enhance the performance of polymers, plastics, paints and coatings, inks and toners, textile fibers, adhesives and sealants, tires, and mechanical rubber goods such as automotive belts and hoses. Orion runs 14 global production sites. The group has approximately 1,450 employees worldwide. For more information please visit the Orion website www.orioncarbons.com.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832-589-2285
Investor-Relations@orioncarbons.com